

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Exemption File No. 82-5006



10015810

RECEIVED

2010 JUN -2 A 9:31

1 June 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("**HKSE**") on 31 May 2010 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E:\cherryt\SL Asia\Letter\ltr-ADR.doc.3



Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("**SHPCL**") is a company listed on the Stock Exchange of Thailand ("**SET**") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "**Announcement**") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao
Mr. Gregory Allan Dogan

Non-Executive Directors
Mr. Ho Kian Guan
Mr. Kuok Khoon Loong, Edward
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 31 May 2010

* *For identification purpose only*


Shangri-La hotel
BANGKOK

To : Managing Director
The Stock Exchange of Thailand

Subject : Shangri-La Hotel Public Company Limited ("the Company")
- Report on progress of share distribution to minority shareholders ("Free Float")

Date : May 31, 2010

As it is required by the Stock Exchange of Thailand ("SET") for the Company to submit a report on progress of Free Float until the requirement is complied with the SET's regulation.

Please be informed that the Company is presently still unable to achieve the Free Float as required by the SET. Nevertheless, the Company will submit the report to the SET immediately when the Company has any progress on this matter.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary